UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BC Partners Lending Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Edward Goldthorpe

BC Partners Advisors, L.P.

650 Madison Avenue

New York, NY 10022

Tel: (212) 891-2880

with a copy to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Edward Goldthorpe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of BC Partners Lending Corporation, a Maryland corporation (the “Issuer”), having its principal executive offices at 650 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by Edward Goldthorpe, a citizen of the United States of America (the Reporting Person”).

The principal business address of the Reporting Person is 650 Madison Avenue, New York, New York 10022.

(c) The principal business of the Reporting Person is serving as the head of BC Partners Credit, an affiliate of the Issuer’s external manager. The Reporting Person is also the president, chief executive officer and chairman of the board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 16, 2019, the Reporting Person purchased 100,000 shares of Common Stock from the Issuer at a price of $25.00 per share. The amount paid by the Reporting Person was funded from cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Person is the president, chief executive officer and chairman of the board of the Issuer, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person holds the securities reported herein for investment purposes. Depending upon factors that he may deem material, the Reporting Person may purchase additional Issuer securities or may dispose of all or a portion of the Issuer securities that he may have acquired or hereafter acquire.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 846,554 shares of Common Stock outstanding, based on information provided by the Issuer.

As of the date hereof, the Reporting Person directly holds 100,000 shares of Common Stock.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person and, the number of shares as to which the Reporting Power has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and is incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days in shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

/s/ Edward Goldthorpe
Edward Goldthorpe

[Schedule 13D - BC Partners Lending Corporation - Edward Goldthorpe]